LEXMARK SAVINGS PLAN

PLAN #002                      EIN #06-1308215

Report on Audits of Financial Statements
 and Supplemental Schedule

As of December 31, 2012 and 2011
and for the year ended
December 31, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to ______________________

Commission file number 1-14050

A.	Full title of the Plan and the address of the Plan, if different from that of the Issuer named below:

Lexmark Savings Plan

B.	Name of Issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Lexmark International, Inc.
One Lexmark Centre Drive
740 West New Circle Road
Lexington, Kentucky 40550

Form 11-K
Lexmark Savings Plan
December 31, 2012
____

Pages

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule*:

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	21

Exhibit:

Consent of Independent Registered Public Accounting Firm (Exhibit 23.1)

*Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the
Lexmark Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Lexmark Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Mountjoy Chilton Medley LLP

Mountjoy Chilton Medley LLP
Louisville, Kentucky
June 26, 2013

LEXMARK SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

(in thousands of dollars)
____

	2012	2011

Assets

Investments	$762,888	$662,203

Receivables:
Employer contributions	881	1,262
Other	103	12
Notes receivable from participants	10,101	8,540

Total receivables	11,085	9,814

Total assets	773,973	672,017

Liabilities

Other payables	1,196	103

Total liabilities	1,196	103

Net assets reflecting all investments at fair value	772,777	671,914

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(4,136)	(3,839)

Net assets available for benefits	$768,641	$668,075

The accompanying notes are an integral part of the financial statements.

LEXMARK SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2012

(in thousands of dollars)
____

Additions to net assets attributed to:
Investment income from interest and dividends	$21,501
Interest on notes receivable from participants	406
Net appreciation in fair value of investments	55,835

Contributions:
Employer	19,049
Participants	30,927

Total contributions	49,976

Total additions	127,718

Deductions from net assets attributed to:
Benefits paid to participants	(61,763)
Administrative expenses, net	35

Total deductions	(61,728)

Transfer from Perceptive Software 401(k) Retirement Plan (See Note 1)	34,576

Net increase	100,566

Net assets available for benefits:

Beginning of year	668,075

End of year	$768,641

The accompanying notes are an integral part of the financial statements.

LEXMARK SAVINGS PLAN

Notes to Financial Statements
_____

1. Plan Description

The Lexmark Savings Plan (the “Plan”) is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is a contributory defined contribution plan in which all U.S. employees of Lexmark International, Inc. (the “Company” or “Employer”) and certain designated U.S. subsidiaries of the Company who are: (i) compensated by salary or by commission, or partly by salary and partly by commission, (ii) eligible for full medical coverage by the Company or its designated U.S. subsidiary, (iii) subject to the periodic performance evaluation process established by the Company or its designated U.S. subsidiary and (iv) included in a classification of employees that is eligible under the rules and regulations established by the Company or its designated U.S. subsidiary to participate in “time off with pay” benefits such as vacation, sick leave and personal leave, are eligible to participate provided, however, individuals who become employees of the Company or a designated U.S. subsidiary pursuant to a merger or acquisition shall not become eligible to participate in the Plan unless and until such class of employees is designated in writing by the Lexmark Retirement Committee as being eligible to participate in the Plan.

Plan Merger

Perceptive Software 401(k) Retirement Plan (the “Perceptive Plan”) sponsored by a related entity, Perceptive Software, LLC, was merged into this Plan effective December 31, 2012.  As of December 31, 2012, the funds had been transferred out of the Perceptive Software 401(k) Retirement Plan, and were placed into this Plan.  Effective January 1, 2013 Perceptive Software, LLC became a participating employer in the Plan.  The Plan was amended on December 20, 2012 in order to reflect these changes.

Contributions

The Plan is funded by voluntary employee pretax contributions up to a maximum of 50% of total annual eligible compensation up to a maximum of $17,000 and $16,500 for the Plan years ended December 31, 2012 and 2011, respectively.  The maximum employee contribution is $17,500 for the 2013 Plan year.  All employees who were eligible to make elective deferrals under the Plan and who had attained age 50 before the close of the Plan year ended December 31, 2012 and 2011 were eligible to make catch-up contributions up to $5,500.  The catch-up contribution amount for 2013 is $5,500.  The contributions for a participant are made by payroll deductions and are determined each pay period by multiplying the participant selected contribution rate then in effect by his/her eligible compensation for such period.  The Plan also allows the participant to contribute into the Plan balances from another qualified benefit plan (known as “rollover contributions”). Rollover contributions, included in Contributions - Participants on the Statement of Changes in Net Assets Available for Benefits, totaled $828,823 for the year ended December 31, 2012.

Plan participants can designate some or all of their elective deferrals as designated Roth contributions, which are included in gross income, rather than traditional, pretax elective contributions.  Participants must irrevocably elect to treat some or all of their deferrals as designated Roth contributions at the time of deferral.  Contributions that were initially treated

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

as pretax cannot later be converted to Roth contributions, and vice versa.  However, for distributions occurring after September 27, 2010, a participant who is eligible to elect a direct rollover of his or her plan accounts may elect to transfer to the participant’s Roth contribution account as an eligible rollover distribution part or all of his/her vested non-designated Roth contribution accounts, provided the direct rollover otherwise meets the requirements of the Plan.  Roth account balances can be distributed tax-free if the following requirements for a qualified distribution are satisfied: distribution occurs at least 5 years after the participant’s first designated Roth contribution and the distribution is attributable to the participant’s attainment of age 59½, disability or death.  The five-year waiting period begins on the first day of the year in which designated Roth contributions are initially made.

A participant can designate and change on a daily basis the proportions in which his/her contributions, as well as ongoing account balances, are allocated among the Plan's active investment funds.  The minimum allocation to each fund is 1%.

The Company makes an automatic employer contribution of 1% of the participant’s compensation into the Plan on an annual basis.  The Company may also make a discretionary employer matching contribution.  For 2012, the Company made a discretionary employer matching contribution of 100% of the first 5% of the participant’s compensation contributed to the Plan.  In addition, the Company may make a discretionary employer contribution from time to time.  No discretionary employer contributions were made in 2012.  All Employer contributions, if any, may be allocated to the investment fund by the participant in any manner desired by the participant, subject to the requirements set forth in the paragraph above.

Allocations to Participants

Contributions to the Plan are allocated to the accounts of the participants on a biweekly basis. Earnings of the Plan are allocated on a daily basis.  The investment fund options provided by the Trustee are mutual funds, except for the Lexmark Stock Fund which is a direct purchase stock fund, the Fixed Income Fund which is a commingled fund and target date funds which are commingled funds.

Vesting

Participants are fully vested in their contributions and earnings thereon at all times.  Participants also immediately vest in the automatic employer contribution, as well as the discretionary employer matching contribution, if any.  However, discretionary employer contributions, if any, are subject to a three-year vesting requirement.

Withdrawals

A participant who has attained age 59½ may withdraw in cash part (minimum of $500) or all of his/her account balance provided that such participant may make only one such withdrawal in any Plan year.

Hardship withdrawals are available according to provisions of the Plan if approved by the Plan

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

Administrator, but are limited to the value of the participant's contributions and the participant's immediate financial need.  Earnings and Company contributions are not eligible for hardship withdrawals. Participants who receive a hardship withdrawal are prohibited from making contributions to the Plan for six months.  In the case of a partial withdrawal made by a participant with an interest in more than one investment fund, the amount withdrawn from each of the participant's investment funds is in the same proportion as the value of his/her interest in each investment fund.

Distributions

In the event of retirement or disability (as described in the Plan's provisions) or termination of employment for any reason other than death, and provided the value of the participant's account is in excess of $1,000, the participant may elect one of two distribution options or may defer either election to a later date.  The two distribution options available are (1) receive a lump sum distribution or (2) receive a specified number of annual installments over a period of generally up to ten years.

In the event that a participant dies before the balance of his/her account has been distributed, the remaining balance of his/her account shall be distributed to the participant's beneficiaries in a lump sum distribution.

If upon a participant's retirement, disability, or termination of employment the value of the participant's account is not in excess of $1,000, such participant receives an immediate distribution. For purposes of determining the account balance for involuntary distributions of vested benefits of $1,000 or less, the portion of the balance attributable to rollover contributions and allocable earnings will be considered.

Distributions are generally cash distributions; however, a participant who is entitled to a distribution and who has investments in whole or in part in the Lexmark Stock Fund may elect, in writing, to have the value of his/her investment in the Lexmark Stock Fund distributed in whole shares of the Company's Class A Common Stock.  Fractional shares are distributed in cash.

Notes Receivable from Participants

A participant may borrow funds from his/her Plan account subject to the provisions of the Plan.  A participant is eligible to have up to two outstanding loans at a given time and may borrow up to half the value of his/her Plan account (including any current loan balance), but no more than $50,000 less his/her highest outstanding loan balance during the preceding 12-month period.  No loan will be made while any other loan is in default.  An administrative fee is charged for the origination of the loan and is deducted from the participant's account in proportion to the funds held for investment.  Loans are granted for a minimum term of one year, and thereafter in monthly increments up to a maximum of five years; however, the participant may prepay the loan at any time.  Each loan bears a fixed rate of interest determined at the inception of the loan by the Plan Administrator.  The fixed rate of interest applied to each loan is the prime rate as published in the Wall Street Journal on the first day of the quarter in which the loan is made

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

plus 1.25%.  As of December 31, 2012, loan interest rates in effect ranged from 4.25% to 9.75% with various maturity dates.  Payment of the loan is made in substantially level payments through payroll deductions.  Payments of principal and interest are allocated to the investment funds elected for current contributions.  A participant may continue to contribute to the Plan while he/she has an outstanding loan balance.  Participant loans are valued at unpaid principal balance plus accrued but unpaid interest.

Forfeitures

Any portion of a participant's account balance in which the participant is not vested upon termination of employment constitutes a forfeiture at the time the participant receives a distribution, unless the participant has no vested interest, in which case such forfeiture occurs at his/her termination of employment.  Forfeitures are applied first to reduce any Plan administrative fees.  Any remaining forfeitures during any Plan year are applied to the Company's contribution obligation.  There were forfeitures of participant balances during 2012 of $890.  The cumulative balance of forfeited nonvested accounts totaled $325,095 and $1,712 as of December 31, 2012 and 2011, respectively, and changed year-to-year due to an administrative adjustment of the account balance of $139 and transfer from Perceptive Plan of $322,354.  No forfeitures were used in 2012 to offset the Company’s administrative fees and matching contributions.

Exchanges

A participant may reallocate his/her account balance among the various investment options on a daily basis; however, there are certain restrictions that apply to participant exchanges.  A participant may not transfer funds directly from the Fixed Income Fund to the Fidelity Retirement Government Money Market Fund because this is considered a “competing,” or similar, fund.  Funds must first be transferred from the Fixed Income Fund to a “non-competing” fund for at least 90 days.

In addition, certain funds require the participant to pay a redemption fee if contributions or exchanges into that fund are exchanged out of that fund within a specified time period, typically 90 days or less.

A participant may make unlimited exchanges into and out of the Lexmark Stock Fund.  However, from the first day of the last month of each calendar quarter until after that quarter’s earnings results for the Company are announced (the “Window Period”) a participant may not make an exchange into the Lexmark Stock Fund.  A participant, who is not a senior manager or an executive of the Company, is permitted to make an exchange out of the Lexmark Stock Fund during the Window Period.  Senior managers and executives of the Company may not exchange into or out of the Lexmark Stock Fund during the Window Period.  All executive officers subject to Section 16 of the Securities and Exchange Act of 1934 must obtain Plan sponsor approval for transactions that involve the Lexmark Stock Fund.

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

2.	Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the respective dates of the financial statements and the changes in net assets available for Plan benefits during the respective reporting periods.  Actual results could differ from those estimates.  The following is a summary of the significant accounting policies followed by the Plan in the preparation of its financial statements:

Valuation of Assets

Mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end.  The Lexmark Class A Common Stock is stated at fair value as quoted by the New York Stock Exchange.  Short-term investments, receivables and cash are stated at cost, which approximates fair value.  Commingled funds are valued at net asset value per unit. Corporate bonds are valued at quoted prices in markets that are not active, broker dealer quotations or other methods.  Refer to Note 5 for additional information.

Generally accepted accounting principles in the United States (“GAAP”) requires that investment contracts held by a defined contribution plan be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by GAAP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The fair value of investments, as quoted, is based on various factors including the current interest rate environment and the general strength of the economy.  Changes in the fair value could significantly affect the Plan's net assets available for benefits.

Net Appreciation/Depreciation

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Distributions to Withdrawing Participants

Distributions to withdrawing participants are recorded when paid.

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

Subsequent Events

Management has evaluated subsequent events for accounting disclosure requirements through the date that the financial statements were issued.  There were no events occurring during the evaluation period that would require recognition or disclosure in the financial statements, except as disclosed in Note 12 and 13.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRSs”) (“ASU 2011-04”). ASU 2011-04 changes certain fair value measurement principles and clarifies the application of existing fair value measurement guidance. Amendments of this nature include limiting the concepts of valuation premise and highest and best use to the measurement of nonfinancial assets. ASU 2011-04 also requires additional fair value disclosures including a qualitative discussion about the sensitivity of recurring Level 3 fair value measurements and the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of net asset available for benefits but for which the fair value is required to be disclosed. The amendments were effective for the Plan for the year ending December 31, 2012 and have been applied prospectively. The changes in fair value measurement guidance did not have a significant impact on its financial statements.

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

3.  Investments

The investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2012 and 2011 are as follows (amounts in thousands of dollars, except share data):

	2012	2011
Investments at Fair Value:
*Fidelity Management and Research Company:
Low-Priced Stock K Fund (2,226,810 and 2,242,502 shares,
respectively)	$87,892	$80,057
Spartan U.S. Equity Index Fund (888,977 and 832,121 shares,
respectively)	44,884	37,029
Contrafund K (1,189,006 and 1,200,642 shares, respectively)	92,160	80,935
***Diversified International K Fund (0 and 1,851,318 shares,
respectively)	-	47,172
Vanguard Windsor II Fund (969,357 and 974,729 shares,
respectively)	50,533	44,594
PIMCO Total Return Fund Inst (5,874,937 and 4,602,326 shares,	66,034	50,027
respectively)
**MFS Research Int R4 (3,163,829 and 0 shares, respectively)	48,280	-
*Other investments at fair value (individually less than 5% of net assets)	269,879	225,703
Total investments at fair value	659,662	565,517

Investments at Contract Value:
Fixed Income Fund:
Investments at contract value, including wrapper contracts
(individually less than 5% of net assets)	99,090	92,847

Total investments	$758,752	$658,364

* Parties-in-interest to the Plan.
**Investment did not represent 5% or more of the Plan’s assets available for benefits as of December 31, 2011
*** Investment did not represent 5% or more of the Plan’s assets available for benefits as of December 31, 2012

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

For the year ended December 31, 2012, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

Lexmark Class A Common Stock	$(6,377)
Mutual and Commingled funds	62,212

Net appreciation in fair value of investments	$55,835

4.	Investment Contracts

The Fixed Income Fund of the Plan (the “Fund”) has entered into fully benefit-responsive guaranteed investment contracts (“GICs”) to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan.

The Fund enters into synthetic GIC arrangements, which are investment contracts that simulate the performance of traditional GICs through the use of financial instruments.  The synthetic GICs are comprised of interests in commingled trusts or individual fixed income securities that are held in trust for the Fund.  The Fund then enters into a benefit-responsive “wrapper” contract with a third-party such as a financial institution or an insurance company which guarantees the Fund a specific value and rate of return for the commingled trust security or securities held in trust.

The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments; through adjustments to the future interest crediting rate (which is the rate earned by participants for the underlying investments).  The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.  An interest crediting rate less than zero would result in loss of principal or accrued interest.

The key factors that influence future interest crediting rates for a wrapper contract include: the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into/out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract, and the duration of the underlying investments backing the wrapper contract.

Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis.  While there may be slight variations from one contract to another, most wrapper contracts use a formula for the crediting interest rate that is based on the characteristics of the underlying fixed income portfolio. Over time, the crediting rate formula amortizes the GICs realized and unrealized market value gains and losses over the duration of the underlying investments.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

crediting rate.  In addition, participant withdrawals and transfers from the Plan are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.  The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan’s Statements of Net Assets Available for Benefits as the “Adjustment from Fair Value to Contract Value.”  If the Adjustment from Fair Value to Contract Value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments.  The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case, and if the Adjustment from Fair Value to Contract Value amount is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments.  The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent.  In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero.  In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value.  These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract.  The events described above that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status or material and adverse changes to the provisions of the Plan.  If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contracted formula).

The interest crediting rates for the synthetic GICs ranged from 1.3% to 3.0% and 2.1% to 3.4% as of December 31, 2012 and 2011, respectively.  The average annual yields for the synthetic GICs ranged from 0.5% to 1.8% and 0.7% to 2.5% for the years ended December 31, 2012 and 2011, respectively.

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

5.     Fair Value Measurements

The accounting guidance for fair value measurements defines fair value, establishes a framework for measuring fair value in GAAP and requires disclosures about fair value measurements. The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As part of the framework for measuring fair value, the guidance establishes a hierarchy of inputs to valuation techniques used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.  The three levels of the fair value hierarchy are described below:

Level 1	Quoted prices (unadjusted) in active markets for identical, unrestricted assets or liabilities that the Plan has the ability to access at the measurement date;
Level 2	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3	Unobservable inputs used in valuations in which there is little market activity for the asset or liability at the measurement date.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair values of the Plan’s investments are based on third party pricing information without adjustment.  As permitted under the accounting guidance for fair value disclosures, the Plan has not provided quantitative information about the significant unobservable inputs used in the fair value measurements of these securities.

The Plan tested the fair value of the portfolio and default level assumptions provided by the third parties as of December 31, 2012 using the following procedures:

•	assessment of trading activity and other market data;

•	assessment of variability in pricing by comparison to independent source(s) of pricing; and

•	back-testing of transactions to determine historical accuracy of net asset value per share/unit as an exit price.

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

Following is a description of the valuation methodologies used for assets measured at fair value. There were no changes in the methodologies used to measure fair value during 2012.

Common stocks and U.S. government and agency securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the share (unit) published as the basis for current transactions.

Target date and fixed income commingled funds: Valued at the net asset value per unit held by the Plan at year end as quoted by the funds.

Corporate bonds: Valued at quoted prices in markets that are not active, broker dealer quotations, or other methods by which all significant inputs are observable, either directly or indirectly.

Wrap contracts: Valued by calculating the present value of excess future wrap fees. When the replacement cost of the wrapper contract (a re-pricing provided annually by the contract issuer) is greater than the current wrap fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present value of that cash flow stream is calculated using a swap curve yield that is based on the duration of the holding and adjusted for the holding’s credit quality rating.

The significant unobservable inputs used in the fair value measurement of the Plan’s wrapper contracts are future interest crediting rates which are influenced by the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into/out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract, and the duration of the underlying investments backing the wrapper contract. Significant changes in any of those inputs in isolation would result in a significantly lower (higher) fair value measurement.  Generally, a change in the assumption used for the level of market interest rates is accompanied by a directionally similar changes in the assumption used for the future interest crediting rates.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date. Management of the Plan reviews the levels assigned to its fair value measurements on an annual basis and recognizes transfers between levels as of the beginning of the Plan year in which the transfer occurs. In 2012 and 2011, management of the Plan determined that, on a gross basis, approximately $2.4 million and $6.8 million, respectively, should be transferred from Level 1 to Level 2 due to lower levels of market activity for certain U.S. government and agency securities.

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2012 and 2011 (amounts in thousands of dollars):

	Level 1	Level 2	Level 3	Total
December 31, 2012
Common stocks, technology	$17,075	$-	$-	$17,075
Mutual funds:
Mid-large cap	307,812	-	-	307,812
Fixed income	94,230	-	-	94,230
International	56,127	-	-	56,127
Small cap	45,098	-	-	45,098
Money market	23,453	-	-	23,453
Commingled funds:
Target date funds	-	116,197	-	116,197
U.S. government and agency securities:
Aaa credit rating	53,290	6,452	-	59,742
No credit rating	-	1,458	-	1,458
Corporate bonds:
Aaa credit rating	-	1,445	-	1,445
Aa3 credit rating	-	535	-	535
Aa2 credit rating	-	708	-	708
A1 credit rating	-	587	-	587
A2 credit rating	-	486	-	486
Fixed income	-	37,910	-	37,910
Wrap contracts	-	-	25	25

Total assets at fair value	$597,085	$165,778	$25	$762,888

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

	Level 1	Level 2	Level 3	Total
December 31, 2011
Common stocks, technology	$24,494	$-	$-	$24,494
Mutual funds:
Mid-large cap	271,012	-	-	271,012
Fixed income	81,274	-	-	81,274
International	49,074	-	-	49,074
Small cap	39,791	-	-	39,791
Money market	20,370	-	-	20,370
Commingled funds:
Target date funds	-	80,162	-	80,162
U.S. government and agency securities:
Aaa credit rating	47,955	4,530	-	52,485
No credit rating	-	1,169	-	1,169
Corporate bonds:
Aaa credit rating	-	2,977	-	2,977
Aa3 credit rating	-	570	-	570
Aa2 credit rating	-	477	-	477
Aa1 credit rating	-	532	-	532
A1 credit rating	-	365	-	365
Fixed income	-	37,369	-	37,369
Wrap contracts	-	-	82	82

Total assets at fair value	$533,970	$128,151	$82	$662,203

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

The tables below set forth a summary of changes in the fair value of the Plan's Level 3 assets for the years ended December 31, 2012 and 2011 (amounts in thousands of dollars):

Wrap contracts
Fair value, January 1, 2011	$70
Unrealized gains/(losses) relating to instruments
still held at the reporting date	12

Fair value, December 31, 2011	82

Unrealized gains/(losses) relating to instruments
still held at the reporting date	(57)

Fair value, December 31, 2012	$25

Unrealized gains and losses included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

6.	Administrative Expenses

Expenses for administration of the Plan are paid jointly by participants and the Company.   Participants pay a quarterly participant fee (to the extent one is charged); operating and management fees of the investment funds; and any applicable loan, distribution and withdrawal fees. All other fees are paid by forfeitures to the extent available, and thereafter by the Company.  Certain administrative services are provided at no cost to the Plan by the Company.

During 2012, the Plan received $112,500 from the Revenue Credit Program, which was placed in an ERISA account.  Qualified Plan expenses may be paid from the ERISA account.  As of December 31, 2012, there is $90,584 remaining in the ERISA account.

7.	Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated April 18, 2003, that the Plan and related trust, each as amended prior to April 18, 2003, are designed in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the “Code”), as amended, and are tax exempt under Section 501(a) of the Code.  Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and being operated in compliance with the applicable provisions of the Code.  On January 14, 2011, the Company filed a determination letter request with the Internal Revenue Service regarding the amendment and restatement of the Plan, executed by the Company on December 14, 2010.  On February 27, 2012 the Internal Revenue Service gave a favorable determination on the amendment and restatement of the Plan.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the respective taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of the Plan for any tax periods in progress.  Plan management believes it is no longer subject to income tax examinations for years prior to 2009.

Participants will not be subject to income tax withholding for pretax deferred compensation, unless required by state or local authority, until distribution or withdrawal of the pretax contribution account, in whole or in part.  Participants will be subject to income tax withholding on Roth contributions, but will not be subject to additional taxation upon distribution or withdrawal of the Roth contribution account, provided the distribution is a qualified distribution as discussed in Note 1, above.

A participant will not be subject to federal income tax on employer contributions made to a participant's account, or on income accruing to the account, until distribution or withdrawal of the employer contribution account, in whole or in part.

8.	Plan Termination

The Company has the right under the terms of the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the Plan assets will be distributed in accordance with the provisions of the Plan.

9.	Investment Risk

The Plan provides for various investment options including the Company's Class A Common Stock and a number of mutual and commingled funds that invest in stocks, bonds, and other investment securities.  Certain investment securities are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk.  The level of risk associated with certain investment securities and uncertainty related to changes in the value of these securities could materially affect participant account balances and amounts reported in the financial statements and accompanying notes.

10.	Related-Parties and Party-in-Interest Transactions

At December 31, 2012 and 2011, a significant portion of the Plan's assets were invested in investment funds advised by Fidelity Management & Research Company (“FMR”), an affiliate of Fidelity Management Trust Company (“FMTC”), the Plan's Trustee.  Fidelity Investments Institutional Operations Company, the Plan's recordkeeper, is also an affiliate of FMTC and FMR.

At December 31, 2012, the Plan held 736,320 shares of Lexmark Class A Common Stock

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

valued at $17,075,250.  At December 31, 2011, the Plan held 740,677 shares of Lexmark Class A Common Stock valued at $24,494,190.

11.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2012 and 2011 and change in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2012 (in thousands of dollars).

	2012	2011
Net assets available for benefits per the financial
statements	$768,641	$668,075

Adjustment from contract value to fair value for
fully benefit-responsive investment contracts	4,136	3,839

Net assets available for benefits per the Form 5500	$772,777	$671,914

	2012
Change in net assets available for benefits per the
financial statements	$100,566

Change in adjustment from contract value to fair
value for fully benefit-responsive investment
contracts	297

Change in net assets available for benefits per the
Form 5500	$100,863

12.	Plan Amendments

The Plan was amended on December 20, 2012 to exclude certain individuals who become employees of an Employer pursuant to a merger or acquisition from participating in the Plan; to establish approval requirements for adoption of the Plan by participating employers; to extend the maximum period for repayment of a home loan to ten years; and to permit a transfer of assets from another qualified defined contribution plan.  The Plan was also amended on April 25, 2013 to exclude from the definition of compensation amounts paid pursuant to a supplemental compensation program adopted in connection with a merger or acquisition of an entity and to convert the Lexmark Stock Fund into an employee stock ownership plan for purposes of Sections 404(k) and 4975(e)(7) of the Code.

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

13.	Subsequent Event

On April 25, 2013, the Plan was amended as set forth in the Plan Amendments section (See Note 12).

SUPPLEMENTAL SCHEDULE

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012

(A)	(B)	(C)	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of investment	Cost**	value

	Lexmark Class A Common Stock
*	Managed by Fidelity Management and Research Co.	Lexmark Stock Fund (Class A Common Stock) 736,320 shares		$17,075,250

	Mutual Funds

*	Managed by Fidelity Management and Research Co.	Contrafund K 1,189,006 shares		92,159,838
*	Managed by Fidelity Management and Research Co.	Low-Priced Stock K Fund 2,226,810 shares		87,892,192
*	Managed by Fidelity Management and Research Co.	Retirement Govt. Money Market Portfolio 23,124,811 shares		23,124,811
*	Managed by Fidelity Management and Research Co.	Spartan U.S. Equity Index Fund 888,977 shares		44,884,435
	Managed by J.P. Morgan Company	US Equity Fund 2,879,910 shares		32,341,388
	Managed by Pacific Investment Management Co LLC	PIMCO Total Return Fund Inst 5,874,937 shares		66,034,289
	Managed by Pacific Investment Management Co LLC	PIMCO High Yield Fund Inst 2,549,425 shares		24,576,458
	Managed by The Vanguard Group	Windsor II Fund 969,357 shares		50,532,585
	Managed by Invesco	Developing Markets Instl 187,872 shares		6,357,603
	Managed by American Beacon Funds	Small Cap Value Fund 1,009,931 shares		21,511,526
*	Managed by Fidelity Management and Research Co.	Cash Reserves Fund		810
	Managed by Janus	Janus Triton I 1,301,686 shares		23,586,542
	Managed by Massachusetts Financial Services Co.	MFS Research International R4 3,163,829 shares		48,280,033
*	Managed by Fidelity Management and Research Co.	Spartan International Index Adv 43,456 shares		1,489,670
*	Managed by Fidelity Management and Research Co.	Short Term Interest Bearing Funds		3,618,191

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012

(A)	(B)	(C)	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of investment	Cost**	value

	Commingled Funds

*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2000 CP Fund 234,630 shares		2,606,740
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2005 CP Fund 25,090 shares		281,262
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2010 CP Fund 482,803 shares		5,566,721
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2015 CP Fund 552,289 shares		6,274,003
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2020 CP Fund 1,666,901 shares		18,169,223
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2025 CP Fund 1,028,405 shares		11,209,609
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2030 CP Fund 2,721,882 shares		28,198,702
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2035 CP Fund 1,446,013 shares		14,922,852
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2040 CP Fund 1,379,539 shares		13,988,528
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2045 CP Fund 794,755 shares		8,058,814
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2050 CP Fund 633,161 shares		6,318,947
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2055 CP Fund 56,635 shares		601,459
*	Participant Loans	Loans receivable – interest rates at prime plus 1.25%; ranging from 4.25% to 9.75%, maturing at various dates.	$0	10,100,875

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012

(A)	(B)	( C )	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of Investment	Cost**	Value

	Fixed Income Fund:

	Managed by Invesco & State Street Global Advisors

	Colchester Money Market Fund	Short-Term Investment Fund		123,091
	MBS AGY HYBRID	3.03% 08/01/31		7,429
	MBS AGY HYB PP	2.30% 10/01/33		59,933
	MBS AGY HYBRID	2.42% 11/01/33		52,088
	MBS AGY HYB PP	2.29% 09/01/33		83,467
	MBS AGY HYB PP	2.26% 11/01/33		69,554
	MBS AGY NAS	5.00% 11/15/34		16,242
	CMBS CONDUIT	5.19% 09/10/47		205,228
	US Agy Deb	4.75% 01/19/16		345,446
	CMBS CONDUIT	5.45% 03/11/39		233,337
	MBS AGY HYB PP	2.39% 07/01/36		56,833
	US Treas Note	2.75% 10/31/13		1,484,962
	US Treas Note	1.50% 12/31/13		1,915,904
	US Treas Note	1.88% 02/28/14		1,492,221
	US Treas Note	2.63% 06/30/14		824,283
	US Treas Note	2.38% 10/31/14		367,021
	Corp Bks&Trfts	2.70% 11/25/14		195,571
	US Treas Note	2.38% 02/28/15		1,222,561
	Corp Bks&Trfts	3.78% 04/29/20		219,727
	US Treas Note	2.50% 04/30/15		513,734
	CMBS CONDUIT	4.93% 09/15/30		114,772
	US Agy Deb	1.63% 10/26/15		602,211
	CMBS CONDUIT	5.31% 07/15/41		198,001
	US Treas Note	2.00% 01/31/16		1,033,963
	Corp Bks&Trfts	2.88% 04/25/14		149,853
	US Treas Note	2.00% 04/30/16		867,678
	US Treas Note	0.75% 06/15/14		566,313
	US Treas Note	0.63% 07/15/14		2,327,729
	US Agy Deb	1.25% 09/28/16		308,341
	US Treas Note	1.00% 08/31/16		1,187,025
	US Treas Note	1.00% 10/31/16		965,257
	US Treas Note	2.00% 11/15/21		323,420
	US Treas Note	0.88% 11/30/16		792,475
	US Agy Deb	1.25% 01/30/17		955,073

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012

(A)	(B)	( C )	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of Investment	Cost**	Value

	Corp Bks&Trfts	2.50% 01/11/17		192,538
	Corp Bks&Trfts	4.50% 01/24/22		32,325
	US Treas Note	0.88% 01/31/17		597,927
	US Treas Note	0.88% 04/30/17		1,154,151
	US Treas Note	0.25% 04/30/14		148,054
	Corp Technology	0.75% 05/11/15		96,175
	Corp Prop & Cas	3.00% 05/15/22		72,447
	Corp Bks&Trfts	1.97% 06/20/17		104,340
	US Treas Note	0.63% 05/31/17		600,465
	US T-Inflatn Nt	0.13% 07/15/22		245,492
	US Treas Note	0.63% 08/31/17		374,944
	US Treas Note	0.75% 10/31/17		951,811

				24,451,412

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012

(A)	(B)	( C )	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of Investment	Cost**	Value

	Colchester Money Market Fund	Short-Term Investment Fund		73,592
	MBS AGY HYBRID	3.03% 08/01/31		4,442
	MBS AGY HYB PP	2.30% 10/01/33		35,832
	MBS AGY HYBRID	2.42% 11/01/33		31,141
	MBS AGY HYB PP	2.29% 09/01/33		49,902
	MBS AGY HYB PP	2.26% 11/01/33		41,584
	MBS AGY NAS	5.00% 11/15/34		9,711
	CMBS CONDUIT	5.19% 09/10/47		122,698
	US Agy Deb	4.75% 01/19/16		206,530
	CMBS CONDUIT	5.45% 03/11/39		139,504
	MBS AGY HYB PP	2.39% 07/01/36		33,978
	US Treas Note	2.75% 10/31/13		887,805
	US Treas Note	1.50% 12/31/13		1,145,450
	US Treas Note	1.88% 02/28/14		892,145
	US Treas Note	2.63% 06/30/14		492,809
	US Treas Note	2.38% 10/31/14		219,428
	Corp Bks&Trfts	2.70% 11/25/14		116,925
	US Treas Note	2.38% 02/28/15		730,925
	Corp Bks&Trfts	3.78% 04/29/20		131,367
	US Treas Note	2.50% 04/30/15		307,143
	CMBS CONDUIT	4.93% 09/15/30		68,618
	US Agy Deb	1.63% 10/26/15		360,040
	CMBS CONDUIT	5.31% 07/15/41		118,378
	US Treas Note	2.00% 01/31/16		618,169
	Corp Bks&Trfts	2.88% 04/25/14		89,592
	US Treas Note	2.00% 04/30/16		518,753
	US Treas Note	0.75% 06/15/14		338,578
	US Treas Note	0.63% 07/15/14		1,391,665
	US Agy Deb	1.25% 09/28/16		184,346
	US Treas Note	1.00% 08/31/16		709,679
	US Treas Note	1.00% 10/31/16		577,092
	US Treas Note	2.00% 11/15/21		193,361
	US Treas Note	0.88% 11/30/16		473,792
	US Agy Deb	1.25% 01/30/17		571,004

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012

(A)	(B)	( C )	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of Investment	Cost**	Value

	Corp Bks&Trfts	2.50% 01/11/17		115,112
	Corp Bks&Trfts	4.50% 01/24/22		19,326
	US Treas Note	0.88% 01/31/17		357,479
	US Treas Note	0.88% 04/30/17		690,025
	US Treas Note	0.25% 04/30/14		88,516
	Corp Technology	0.75% 05/11/15		57,500
	Corp Prop & Cas	3.00% 05/15/22		43,314
	Corp Bks&Trfts	1.97% 06/20/17		62,381
	US Treas Note	0.63% 05/31/17		358,996
	US T-Inflatn Nt	0.13% 07/15/22		146,771
	US Treas Note	0.63% 08/31/17		224,165
	US Treas Note	0.75% 10/31/17		569,053

				14,618,616

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012

(A)	(B)	( C )	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of Investment	Cost**	Value

	Colchester Money Market Fund	Short-Term Investment Fund		131,998
	MBS AGY HYBRID	3.03% 08/01/31		7,967
	MBS AGY HYB PP	2.30% 10/01/33		64,270
	MBS AGY HYBRID	2.42% 11/01/33		55,857
	MBS AGY HYB PP	2.29% 09/01/33		89,507
	MBS AGY HYB PP	2.26% 11/01/33		74,587
	MBS AGY NAS	5.00% 11/15/34		17,417
	CMBS CONDUIT	5.19% 09/10/47		220,079
	US Agy Deb	4.75% 01/19/16		370,444
	CMBS CONDUIT	5.45% 03/11/39		250,222
	MBS AGY HYB PP	2.39% 07/01/36		60,945
	US Treas Note	2.75% 10/31/13		1,592,418
	US Treas Note	1.50% 12/31/13		2,054,545
	US Treas Note	1.88% 02/28/14		1,600,203
	US Treas Note	2.63% 06/30/14		883,931
	US Treas Note	2.38% 10/31/14		393,580
	Corp Bks&Trfts	2.70% 11/25/14		209,724
	US Treas Note	2.38% 02/28/15		1,311,030
	Corp Bks&Trfts	3.78% 04/29/20		235,627
	US Treas Note	2.50% 04/30/15		550,909
	CMBS CONDUIT	4.93% 09/15/30		123,077
	US Agy Deb	1.63% 10/26/15		645,789
	CMBS CONDUIT	5.31% 07/15/41		212,329
	US Treas Note	2.00% 01/31/16		1,108,784
	Corp Bks&Trfts	2.88% 04/25/14		160,697
	US Treas Note	2.00% 04/30/16		930,466
	US Treas Note	0.75% 06/15/14		607,293
	US Treas Note	0.63% 07/15/14		2,496,171
	US Agy Deb	1.25% 09/28/16		330,653
	US Treas Note	1.00% 08/31/16		1,272,922
	US Treas Note	1.00% 10/31/16		1,035,106
	US Treas Note	2.00% 11/15/21		346,824
	US Treas Note	0.88% 11/30/16		849,821
	US Agy Deb	1.25% 01/30/17		1,024,185

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012

(A)	(B)	( C )	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of Investment	Cost**	Value

	Corp Bks&Trfts	2.50% 01/11/17		206,471
	Corp Bks&Trfts	4.50% 01/24/22		34,664
	US Treas Note	0.88% 01/31/17		641,195
	US Treas Note	0.88% 04/30/17		1,237,669
	US Treas Note	0.25% 04/30/14		158,768
	Corp Technology	0.75% 05/11/15		103,135
	Corp Prop & Cas	3.00% 05/15/22		77,690
	Corp Bks&Trfts	1.97% 06/20/17		111,891
	US Treas Note	0.63% 05/31/17		643,917
	US T-Inflatn Nt	0.13% 07/15/22		263,257
	US Treas Note	0.63% 08/31/17		402,076
	US Treas Note	0.75% 10/31/17		1,020,687

				26,220,797

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2012

(A)	(B)	(C)	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of investment	Cost**	value

	Invesco Group Trust - ING Life & Annuity	Intermediate Government/Credit Fund		20,911,128

	State Street Global Advisor	Passive Bond Market Index Non-Lending Series Fund – Class C		16,998,884

	Total Fixed Income Fund			103,200,837

	Wrap contracts			24,688

				$772,988,881

*	Party-in-interest to the Plan.
**	These investments are participant directed and, therefore, cost information is not required to be presented.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LEXMARK SAVINGS PLAN

Date: June 26, 2013

LEXMARK INTERNATIONAL, INC., as Plan Administrator of the Lexmark Savings Plan

By: /s/ Bruce J. Frost, Treasurer

      Bruce J. Frost, Treasurer

Index to Exhibit

Number	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm